Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing, People’s Republic of China

+861082967728

June 4, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.
Amendment No. 3 to Registration Statement on Form F-1 Filed May 11, 2019 File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated May 29, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 4”) is being filed to accompany this letter.

Amendment No. 3 to Form F-1 filed May 11, 2020

Dilution, page 28

1.	Please tell us why you did not reduce your calculation of tangible book value related to the deferred offering cost disclosed in Note 6 on page F-20.

Response: We have deducted the deferred offering cost from our tangible book value and revised our disclosure on page 28 of the Amendment No. 4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC